Exhibit 99.1

Wallbox announces cost reduction program

BARCELONA, SPAIN - January 19, 2023 - Wallbox N.V. (NYSE:WBX) (“Wallbox”), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced measures to reduce costs to better align with its 2023 full year guidance, as provided on the company’s most recent earnings call.

Reductions are balanced between operating and personnel expenses and will impact approximately 15% of the workforce. The company expects the changes to result in annualized cost savings for 2023 of approximately €50 million.

In the fourth quarter of 2022, the company also added more than €70 million in cash and availability under working capital lines. These actions are expected to provide the agility needed to navigate the current market and further strengthen its balance sheet, while allowing the company to remain committed to the long-term growth trajectory it sees ahead. As a result of these steps, the company anticipates to accelerate its path to profitability by almost one year.

“We do not make these decisions lightly. We will work hard to minimize the impact to all those affected and we sincerely thank them for their contributions”, said Enric Asunción, Co-founder and CEO. “We invested heavily in manufacturing capacity and product innovation in 2022, which improves our long-term competitive position, and sets us up well for continued growth. However, as previously discussed, near-term disruptions in global supply chains have impacted EV delivery rates, and as a result, require us to better align our cost structure with the current demand environment.”

The company noted that it would be reporting results for its fourth fiscal quarter ended December 31, 2022 on March 1st, 2023.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 113 countries. Founded in 2015 and headquartered in Barcelona, the company currently employs nearly 1,400 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Financial Disclosure Advisory

The historical financial results included in this press release are unaudited and preliminary, and this press release does not present all information necessary for an understanding of the Company’s financial condition as of December 31, 2022 and its results of operations for the three months and year ended December 31, 2022. The Company’s actual results may differ from the preliminary estimates above due to the completion of the Company’s year-end accounting procedures, including execution of the Company’s internal control over financial reporting, and audit of the Company’s financial statements for the year ended December 31, 2022 by the Company’s independent registered public accounting firm, which are ongoing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s cost-saving initiatives and expected financial impact therefrom and the Company’s expected future financial performance. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macroeconomic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s Registration Statement, as amended, on Form F-3 (File No. 333-268792) filed on December 14, 2022, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Wallbox Investor Contact: Matt Tractenberg	Wallbox Public Relations Contact: Elyce Behrsin
VP, Investor Relations	Public Relations
Matt.Tractenberg@wallbox.com	Press@wallbox.com
+1 404-574-1504	+34 673 310 905

Source: Wallbox NV